SunPower Corporation
1414 Harbour Way South
Richmond, CA 94804

JP010452	March 6, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Re:	SunPower Corporation (File no. 000-51593)

Request to Withdraw Registration Statement on Form S-3

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), SunPower Corporation (the “Registrant”) hereby respectfully requests withdrawal of its registration statement on Form S-3 (File no. 000-51593), filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2007 and declared immediately effective upon filing with the Commission pursuant to Rule 462(e), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

In light of the Commission’s recent changes to Rule 144 under the Securities Act, the Registrant has concluded it is no longer necessary to register the securities subject to the Registration Statement.

The Registrant respectfully requests that the Commission grant this request to withdraw the Registration Statement and issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Registrant, with the Commission consenting thereto.

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Please contact Christopher Kubiak of Jones Day, counsel to the Registrant, at (650) 739-3904 if you have any questions with respect to this request.

Very truly yours,

SUNPOWER CORPORATION

By:	/s/ Bruce Ledesma
Bruce Ledesma
General Counsel

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